EVALUATION OF THE OIL AND GAS RESERVES AND RESOURCE POTENTIAL OF AUSTRAL-PACIFIC ENERGY LIMITED IN THE CHEAL AND CARDIFF FIELDS OF NEW ZEALAND

(As of April 30, 2005)

Sproule

INTERNATIONAL
LIMITED

Geological and Petroleum Engineering Consultants

Suite 900, North Tower, Sun Life Plaza, 140 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3N3
Tel: (403) 294-5599 Fax: (403) 294-5580 Fax: (403) 294-5590

Certification

Report Preparation

The report entitled "Evaluation of the Oil and Gas Reserves and Resource Potential of Austral-Pacific Energy Limited in the Cheal and Cardiff Fields of New Zealand (As of April 30, 2005)," was prepared by the following Sproule personnel:

Douglas J. Carsted, P. Geol.
Project Leader;
Manager, Geoscience and Associate

Barrie F. Jose, P.Geoph.
Chief Geophysicist and Associate

Floyd P. Williams, P.Eng.
Intermediate Petroleum Engineer
and Associate

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

R. Keith MacLeod, P.Eng.
Executive Vice-President

Permit to Practice

Sproule International Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and hereby attests to its qualifications by signing this permit to practice stamp.

PERMIT TO PRACTICE
Sproule International Limited

Signature

Date May 16, 2005

PERMIT NUMBER: P6151
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

Certificate

Douglas J. Carsted, B.Sc., P.Geol.

I, Douglas J. Carsted, Manager, Geoscience, and Associate at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degrees:
   a. B.Sc. (Honours) Geology (1982) University of Manitoba, Winnipeg MB, Canada
   b. B.Sc. Chemistry (1979) University of Winnipeg, Winnipeg MB, Canada

2. I am a registered professional:
   a. Professional Geologist (P.Geol.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Canadian Society of Petroleum Geologists (CSPG)
   c. American Association of Petroleum Geologists (AAPG)
   d. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   e. Canadian Well Logging Society (CWLS)
   f. Indonesian Petroleum Association, Professional Division (IPA)

4. I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5. My contribution to the report entitled "Evaluation of the Oil and Gas Reserves and Resource Potential of Austral-Pacific Energy Limited in the Cheal and Cardiff Fields of New Zealand (As of April 30, 2005)," is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Douglas J. Carsted, P.Geol.

Certificate

Barrie F. Jose, M.Sc., P.Geoph.

I, Barrie F. Jose, Associate and Chief Geophysicist at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degrees:
   a. M.Sc. Geophysics (1979) University of British Columbia; Vancouver BC, Canada
   b. B.Sc. (Honours) Geological Science with Physics (1977) Queens University, Kingston ON, Canada

2. I am a registered professional:
   a. Professional Geophysicist (P.Geoph.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Canadian Society of Exploration Geophysicists (CSEG)
   c. Society of Exploration Geophysicists (SEG)
   d. Canadian Society of Petroleum Geologists (CSPG)
   e. American Association of Petroleum Geologists (AAPG)
   f. Petroleum Exploration Society of Great Britain (PESGB)
   g. European Association of Geoscientists and Engineers (EAGE)

4. I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5. My contribution to the report entitled "Evaluation of the Oil and Gas Reserves and Resource Potential of Austral-Pacific Energy Limited in the Cheal and Cardiff Fields of New Zealand (As of April 30, 2005)," is based on my geophysical knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Barrie F. Jose, P.Geoph.

Certificate

Floyd P.R. Williams, B.Eng., P.Eng.

I, Floyd P.R. Williams, Associate at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.Eng., Mechanical Engineering (1996), Lakehead University, Thunder Bay ON, Canada

2. I am a registered professional:
   a. Professional Engineer (P.Eng.), Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

4. I am a qualified evaluator as defined in National Instrument 51-101.

5. My contribution to the report entitled "Evaluation of the Oil and Gas Reserves and Resource Potential of Austral-Pacific Energy Limited in the Cheal and Cardiff Fields of New Zealand (As of April 30, 2005)," is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

Floyd P.R. Williams, P.Eng.

Certificate

R. Keith MacLeod, B.S., P.Eng.

I, R. Keith MacLeod, Executive Vice-President and Director of Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. (Honours) Mining Engineering (1984) Montana College of Mineral Science and Technology Butte MT, USA

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   c. Society of Petroleum Engineers (SPE)
   d. Society of Petroleum Evaluation Engineers (SPEE)

4. I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5. My contribution to the report entitled "Evaluation of the Oil and Gas Reserves and Resource Potential of Austral-Pacific Energy Limited in the Cheal and Cardiff Fields of New Zealand (As of April 30, 2005)," is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral-Pacific Energy Limited.

R. Keith MacLeod, P.Eng.

Summary

At the request of Mr. David Bennett, Chief Executive Officer, Austral-Pacific Energy Limited Sproule International Limited ("Sproule") has completed an independent evaluation of the Company's oil and gas reserves and resource potential associated with the Cheal and Cardiff Fields contained within New Zealand Petroleum Exploration Permit (PEP) 38738 (Figure S-1). The permit is located within the onshore portion of the Taranaki Basin that lies along the west coast of the North Island. The report was prepared between March and April 2005 for the purpose of evaluating the Company's P&NG reserves and resource potential according to Canadian Oil and Gas Evaluation Handbook (COGEH) reserves definitions and ownership classification that are standard and consistent with National Instrument 51-101. The oil reserves are presented in thousands of barrels, at stock tank conditions. The gas and condensate resource potential are presented in billions of cubic feet and millions of barrels. This report was prepared for the Company's corporate purposes and has an effective date of April 30, 2005.

Sproule has assigned proven (P1), probable (P2) and possible (P3) oil reserves for the Cheal Field. The reserves were estimated deterministically, and net present worth values were prepared and presented in Table S-1. The gas and condensate resource potential associated with the Cardiff Field was estimated probabilistically and reported as P90, P50 and P10 in-place volumes in Table S-2.

Income taxes have not been considered in this evaluation and economics are reported on a before-tax basis. The Company has informed us that they are currently in a non-taxable position.

The Company owns a 36.5% working interest in the shallow rights of PEP 38738 through its wholly owned subsidiary Kanuka Energy Limited. The shallow rights include all strata from recent to base of Miocene, which encompasses the Intra Urenui and Mt. Messenger reservoirs in the Cheal Oil Field. The Company owns a 25.1 % working interest in the deep rights of PEP 38738 through its wholly owned subsidiary Rata Energy Limited. The deep rights include all pre-Miocene strata, which encompass the McKee, K1A, K2 and K3E reservoirs associated with the Cardiff Gas Condensate Field.

Cheal Field

In June 2004, the Company flow tested Cheal-A3X over the Mt. Messenger interval at an average rate of 320 bopd with a GOR of 700 scf/bbl without artificial lift and had cumulative oil production of 7,000 bbl during the test. At the end of April 2005, the Company completed an extended (97 day) production test of the Mt. Messenger sandstones in the Cheal A-4. The well was produced using a jet pump and averaged 330 bopd with a GOR of 490 scf/bbl and a water

cut of 10 percent, with first oil production commencing on January 17, 2005. The Cheal A-4 well has produced a total of 27,800 bbl of oil to April 30, 2005, with peak rates of 440 bopd. The Company is determining the best operational procedure to produce the Cheal oil, which contains some wax. The jet pump seems to be an effective method of producing this field with minimal wax problems.

In the evaluation of the Mt. Messenger zone, the reserves were based on volumetric assignments of 160 acres using average reservoir parameters. In total, six spacing units were assigned reserves within the seismically mapped structural closure. Three proved, two probable and one possible location have been assigned reserves in the Mt. Messenger reservoir (Figure 5). For the Intra Urenui zone, a total of four 160 acres spacing units were assigned reserves. These spacing units were classified as two probable and two possible, based on the 1996 cased hole test of 20 bopd from this zone in Cheal-2 (Figure 6).

Oil recovery factors used in the evaluation of the Mt. Messenger formation were 15, 20, and 25 percent for the proved, probable and possible reserves categories, respectively. The offsetting Ngatoro-1 oil field, producing from the Mount Messenger Formation for more than 10 years now, was used as an analogy to Cheal. Public information and historical well production data from this analogue field was provided by the Company. The proved and proved plus probable oil recovery factors for this analogue field are 27 to 32 percent, respectively. For the Intra Urenui Formation, a recovery factor of 10 percent was used for both the probable and possible categories.

The Company has plans to drill wells Cheal-A5 and Cheal-A6 in the third and fourth quarters of 2005 to develop the two proved undeveloped locations assigned in this evaluation. In the fourth quarter of 2005, the Company plans to re-enter Cheal-1 and complete a pay zone within the Mt. Messenger, identified on logs. At the same time, the Company will recomplete Cheal-2 as a Mt. Messenger water injector. The Company has plans for two additional wells to be drilled from well site "B" located to the north of well site "A" in the second quarter of 2006. These two wells will target reserves that are currently classified as probable in this evaluation.

The oil price used in this evaluation was based on Sproule's forecast for West Texas Intermediate (WTI) Cushing Oklahoma less oil quality, transportation and offset to the Tapis oil forecast. The Company instructed us to use -$U.S.6.00/barrel for oil quality and a $-0.60 for transportation off Tapis oil. An additional -$0.75 per barrel was deducted based on the historical oil price comparison between Tapis oil price and WTI Cushing Oklahoma. Therefore, a total of U.S. $7.35 was deducted from Sproule's forecast for WTI Cushing. Table S-3 lists Sproule's forecast for WTI Cushing.

Abandonment costs of U.S. $50,000 per well have been included in this evaluation.

Capital and operating cost estimates have been escalated as per the schedule on Table S-3 to the date incurred. Drilling, completing and equipping costs were supplied by the Company.

Although no historical operating cost data were made available to Sproule, the Company informed us that the Cheal A-4 well is currently being operated for U.S. $2,000 per day. The Company plans to install a 1.0 to 1.5 MW generator by October 1, 2005. This generator will convert the solution gas produced to electricity, which would be sold back to the local power grid. This is currently classified as a break-even project to the Company. From October 1, 2005 and thereafter, the Company advised Sproule to use U.S. $600 per well per day.

The net present values listed in Table S-1 are presented in United States dollars and are based on annual projections of net revenue, which were discounted at various rates.

Summaries of forecasts of production and net revenue are included as Tables S-4 through S-10, located at the end of this Summary section of the report.

Cardiff Field

The Cardiff structure sits just to the northwest of the Cheal structure on the opposite side of the main north-south trending listric fault that separates the two fields. The Cardiff structure appears to have relatively clean and unbroken reflection continuity over its crest. The structural closure at the deeper McKee Formation and Kapuni Group sandstones appears on seismic to be part of a larger structural high that extends up to the north-west and is intersected by the Stratford-1 and 1A wells that tested gas and condensate from the McKee Formation at rates of 3 MMscf/d of gas and 144 bbl/d of condensate and 11.2 MMscf/d of gas and 180 bbl/d of condensate, respectively. The deeper Kapuni (K1A) interval tested 9.8 MMscf/d of gas and 410 bbl/d of condensate. In late 2004, a third well, Radnor-1, was drilled 1,600 feet northwest of Stratford-1. This well was completed in the Kapuni Group and tested at 4 MM scf/d with condensate.

On this regional high, a slight saddle separates the northeast to southwest trending Cardiff feature from the Stratford structure. The most likely closure for the Cardiff structure, which trends northeast – southwest, has been taken from the depth structure map as the last closing contour at this saddle before the structure spills northwest into Stratford. The maximum closure was taken as the lost closing contour before the structure spills up to the Kapuni Field to the southwest. The Kapuni Field is New Zealand's second largest gas field with original in-place gas reserves of 1,438 Bcf in the Kapuni Group.

The Company drilled Cardiff-2 as operator of a joint venture to test the gas-condensate potential of the Kapuni Group within the mapped Cardiff closure. The primary targets for this well were the McKee Formation, and the K1A and K3E sandstones of the Kapuni Group. The well commenced drilling on October 23, 2004 and reached total depth of 16,070 ft on December 25, 2004. Operational problems with the well necessitated the drilling of Cardiff-2A as a directional well. The loss of this second wellbore required the drilling of Cardiff-2AST1 as a sidetrack. This well was successfully cased and is currently standing, waiting on completion equipment scheduled to be on site May 5, 2005. The Company has stated that it will be completing, fracture stimulating and testing three of the four reservoir zones (McKee, K1, and K3E) in the Cardiff-2AST1 well. The K2 reservoir, which has been successfully completed in the adjacent Kapuni Field, will be tested at a later date.

As the Cardiff structure has not tested commercial rates of gas, the gas condensate pay indicated on the logs has been categorized as a resource. The reservoir parameters from the well logs, condensate yield values from offset fields and the structural closure from the seismic interpretation were used in a Monte Carlo simulation in order to estimate the potential gas and condensate volumes in place. All four pay zones were taken into consideration in calculating the resource potential of the Cardiff structure.

Three cases are reported for resource potential estimated for the structure as per the definitions in the Canadian Oil and Gas Evaluations Handbook, representing a low estimate (P90) a best estimate (P50) and a high estimate (P10). These volumes are reported as unrisked resource potential in Table S-2. Once the Company has successfully tested the three zones in this well, the estimated in-place volumes will be re-evaluated by zone and reclassified into the appropriate reserve or resource category.

Following the successful completion and testing of the Cardiff-2AST1 well, the Company plans to drill two wells, Cardiff-3 and Cardiff-4, in the second and third quarters of 2006 to further evaluate the reservoir section from the top of the McKee to base of the K3E zone as being gas-charged over a much larger structural closure than what has been considered in this report.

Table S-1
Summary of the Evaluation of the Oil and Gas Reserves
of Austral-Pacific Energy Limited in the Cheal Field of New Zealand
As of
April 30, 2005, U.S. Dollars
Forecast Prices and Costs

	Remaining Reserves			Net Present Values [a, b]			
	Gross (Mbbl)	Company Gross [c]	Company Net	At 0% M$	At 5% M$	At10% M$	At 15% M$
Mt. Messenger and Urenui							
Oil (Mbbl)							
Proved Developed	652	238	226	8,273	7,255	6,476	5,864
Proved Undeveloped	825	301	286	8,910	7,818	6,956	6,260
Sub Total Proved	**1,477**	**539**	**512**	**17,183**	**15,073**	**13,432**	**12,124**
Probable	1,425	520	494	16,453	13,071	10,685	8,943
Sub Total Proved + Probable	**2,902**	**1,059**	**1,006**	**33,636**	**28,144**	**24,117**	**21,067**
Possible	1,096	400	380	11,870	9,337	7,502	6,135
Total Proved + Probable + Possible	**3,997**	**1,459**	**1,386**	**45,506**	**37,481**	**31,619**	**27,202**
Solution Gas (MMcf)							
Proved Developed	d						
Proved Undeveloped	d						
Probable	d						
Possible	d						
Total							

a. Values may not add exactly due to rounding
b. Before income tax.
c. Working interest 36.5%
d. No solution gas reserves assigned due to current plan of converting it to electricity and selling back to power grid. This is classified as a break-even project to the Company.

The net present values presented in Tables S-1 are presented in United States dollars and are based on annual projections of before income tax net revenue, which were discounted at various rates.

Table S-2
Summary of the Gas and Condensate Resource Potential
of Austral-Pacific Energy Limited in the Cardiff Field of New Zealand
As of April 30, 2005

	Unrisked Resource Potential	
	Gross	Company Gross [a]
Total Original Gas In Place (Bcf)		
Low Estimate (P90)	137.3	34.5
Best Estimate (P50)	214.5	53.8
High Estimate (P10)	341.4	85.7
Total Original Condensate In Place (MMbbl)		
Low Estimate (P90)	8.0	2.0
Best Estimate (P50)	12.8	3.2
High Estimate (P10)	21.5	5.4

a. Working interest 25.1%